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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NORTH COAST ENERGY, INC.
(Name of Subject Company)

NORTH COAST ENERGY, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

Gordon O. Yonel
President and Chief Executive Officer
North Coast Energy, Inc.
1993 Case Parkway
Twinsburg, Ohio 44087-2343
(330) 425-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

COPIES TO:

Dean A. Swift General Counsel and Secretary North Coast Energy, Inc. 1993 Case Parkway Twinsburg, Ohio 44087-2343 (330) 425-2330	Michael D. Phillips Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 (216) 622-8200

        ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2003, as amended pursuant to Amendment No. 1 filed with the Commission on December 10, 2003, by North Coast Energy, Inc., a Delaware corporation (the "Company"), relating to the tender offer by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of EXCO Resources, Inc., a Texas corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $10.75 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated December 5, 2003 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms referred to herein shall have the same meaning as set forth in the Statement.

Item 4. The Solicitation or Recommendation.

Background

        Item 4 is hereby amended and supplemented by adding the following at the end of the first paragraph under the subsection entitled "Background":

        The Company abandoned those discussions with Parent, which were not substantive in nature, because it was not interested in pursuing a sale transaction at that time.

        Item 4 is hereby amended by replacing the eleventh paragraph under the subsection entitled "Background" with the following:

        Because the prices specified in the revised proposals were below the recent market prices for shares of Common Stock and because of volatility in the trading of the Common Stock, the Board also discussed with its legal and financial advisors the advisability of issuing a press release. For instance, in the ten market trading days between September 23, 2003 and October 6, 2003, the price of the Common Stock closed at a low of $11.66 per share on September 23, 2003 and at a high of $13.61 per share on October 6, 2003. Moreover in the same ten day trading window from September 23 to October 6, the difference between the Common Stock's intra-day high and low prices was $0.63, $0.27, $0.21, $0.38, $0.88, $1.21, $0.21, $0.54, $0.45, and $1.50, respectively. A press release concerning these matters was issued on October 6, 2003 after the market closed. On October 7, 2003, the price of the Common Stock fell $1.86 per share or 13.67% from its open of $13.61 per share to close at $11.75 per share.

Item 4. The Solicitation or Recommendation.

Reasons for the Recommendation of the Board

        1.    Historical and Recent Trading Activity.

        Item 4 is hereby amended by replacing the first reason ("Historical and Recent Trading Activity") under the subsection "Reasons for the Recommendation of the Board" with the following:

        1.    Historical and Recent Trading Activity.    The Board considered the relationship of the Offer Price to the recent and historical market prices and trading activity of shares of Common Stock. As part of this, the Board considered that the Offer Price represents (a) a discount of 10.7% to the closing price of shares of Common Stock reported by the Nasdaq National Market on November 21, 2003, (b) a premium of 92.0% to the closing price of shares of Common Stock reported by the Nasdaq National Market on April 21, 2003, the date that the Company announced that it had retained Baird to assist it in exploring strategic alternatives, (c) a premium of 0.1% to the average closing price of shares of Common Stock reported by the Nasdaq National Market for the six month period prior to November 21, 2003, (d) a premium of 32.6% to the average closing price of shares of Common Stock reported by the Nasdaq National Market for the 12 month period prior to November 21, 2003, (e) a premium of 205.4% to the lowest closing price of shares of Common Stock reported by the Nasdaq National Market for the 12 month period prior to November 21, 2003, and (f) a discount of 21.0% to the highest closing price of shares of Common Stock reported by the Nasdaq National Market for the 12 month period prior to November 21, 2003. The Board considered these periods the most relevant to demonstrate the recent performance of shares of Common Stock. The Board considered both the premiums and the discounts referenced above; however, the discounts were the result of the recent market prices of the Common Stock since August 2003 that were substantially above historical levels and which the Board believed was due more to speculation in the market on the Company's plans and not the intrinsic value of the Company.

        3.    Company Operating and Financial Condition.

        Item 4 is hereby amended and supplemented by adding the following to the end of the third reason ("Company Operating and Financial Condition") under the subsection "Reasons for the Recommendation of the Board":

        In considering these factors, the Board noted the significant improvement in the Company's results of operations in recent years. For example, the Company's net income for 2002 was $9.8 million, or $0.64 per share and was the highest annual level of earnings that it had ever achieved. During the first nine months of 2003 net income increased $5.9 million to $12.7 million. The Board believed that the improvement in the Company's performance provided it with the opportunity to obtain an attractive valuation for the Company in a sale transaction.

        The Board also considered the significant contribution that strong commodity prices experienced in 2002 and 2003 had made to the Company's improved performance, and that the Company's future operations remained exposed to the risks of operating a commodity business, in particular the potential for volatility in oil and gas prices. At the same time, the Board also noted that the Company had shifted away from its historic reliance on investor-sponsored drilling programs to fund exploration and development activities, and instead had decided to rely on internal resources to fund growth. While that decision provided the Company with significant financial benefits as a result of its increased ownership interest in oil and gas properties, it also increased the financial risks assumed by the Company in continuing to execute its growth strategy in the future. These industry conditions and strategic factors also contributed to the Board's decision that a sale at this time was appropriate.

        13.    Fairness Opinion of Baird.

        Item 4 is hereby amended and supplemented by adding the following to the end of the thirteenth reason ("Fairness Opinion of Baird") under the subsection "Reasons for the Recommendation of the Board":

        The Board was aware that $1,724,000 in fees would become payable to Baird contingent upon completion of the transaction. The Board was also aware that such fee arrangements are not unusual in financial advisory engagements, that Baird had received an initial $50,000 retainer fee and was continuing to receive $25,000 quarterly retainer fees for its services, and that Baird was entitled to receive a fee of $350,000 upon delivery of its fairness opinion, irrespective of the opinion expressed by the firm. Although the Board considered these factors, the contingent fee did not impact the Board's ultimate decision to rely on Baird's fairness opinion.

        15.    The Company's Future Prospects.

        Item 4 is hereby amended and supplemented by inserting the following language between the first and the second sentence in the fifteenth reason ("The Company's Future Prospects") under the subsection "Reasons for the Recommendation of the Board" with the following:

        As noted in numbered paragraph 3 above, "Company Operating and Financial Condition," the Company is subject to the risks of operating a commodity business and other financial risks. These include risks relating to the Company's ability to acquire additional economically recoverable oil and gas reserves, the inherent risks of the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, the volatility and seasonality of oil and gas production and prices and the highly competitive nature of the industry as well as worldwide economic conditions.

Item 9. Exhibits.

        Item 9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description
(a)(10)	Supplement to the Offer to Purchase, dated January 6, 2004 (incorporated by reference to Exhibit (a)(10) to Purchaser's Amendment No. 2 to Schedule TO, filed on January 6, 2004).
(a)(11)
Audited Consolidated Financial Statements of Parent as of and for the years ended December 31, 2001 and December 31, 2002 (incorporated by reference to Exhibit (a)(11) to Purchaser's Amendment No. 2 to Schedule TO, filed January 6, 2004).
(a)(12)
Unaudited Consolidated Financial Statements of Parent as of and for the nine month period ended September 30, 2002 and as of September 30, 2003 and for the 209 day period ended July 28, 2003 and for the 64 day period ended September 30, 2003 (incorporated by reference to Exhibit (a)(12) to Purchaser's Amendment No. 2 to Schedule TO, filed January 6, 2004).
(a)(13)	Letter to Certain Stockholders from the Company's Stockholder Services Department, dated January 6, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH COAST ENERGY, INC.
By:	/s/ GORDON O. YONEL
Name: Gordon O. Yonel Title: President and Chief Executive Officer

Dated: January 6, 2004

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Introduction
  Item 4. The Solicitation or Recommendation.
  Item 4. The Solicitation or Recommendation.
  Item 9. Exhibits.
SIGNATURE